Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Inventergy Global, Inc. on Form S-3 (File No. 333-199647) as filed with the Securities and Exchange Commission on October 28, 2014 and the Prospectus dated November 10, 2014, of our report dated March 31, 2015 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows of Inventergy Global, Inc. as of December 31, 2014 and 2013 and for the years then ended, which report is included in this Annual Report on Form 10-K of Inventergy Global, Inc. for the year ended December 31, 2014. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Marcum llp

Marcum llp

San Francisco, CA

March 31, 2015